UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE

ISSUER PURSUANT TO RULE 13a-16

OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-38176

Venator Materials PLC

(Exact name of Registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

Titanium House, Hanzard Drive, Wynyard Park Stockton-On-Tees, TS22 5FD, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

This Report on Form 6-K is incorporated by reference into the registration statements on Form S-3 (File No. 333-238699) and on Form S-8 (File No. 333-219982 and File No. 333-253826) of Venator Materials PLC, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Entry into a Material Definitive Agreement

On November 14, 2022, Venator Materials PLC (the “Company”) and certain of the Company’s subsidiaries (collectively, the “Sellers”) entered into a Share Purchase Agreement (the “Agreement”) with Cathay Pigments Holdings Limited (the “Purchaser”), pursuant to which the Purchaser will acquire the Sellers’ Iron Oxides business and certain related businesses (the “Businesses”) through the acquisition of all of the issued share capital of certain of the Sellers’ subsidiaries (the “Target Companies”), for consideration of $140 million in cash, less closing indebtedness of $20 million plus primary working capital and closing cash adjustments as of the closing date (approximately $6 million based upon the latest carve out financial statements, dated June 30, 2022) (the “Transaction”). The Company anticipates that the sale will result in a decrease in cash taxes for the Company.

The Agreement contains customary representations, warranties, and covenants, including covenants by the Sellers to conduct the Businesses in the ordinary course during the time between the execution of the Agreement and the closing of the Transaction. In connection with the Transaction, the Purchaser has agreed to use reasonable best endeavors to obtain customary “warranty and indemnity” insurance, which provides coverage for certain breaches of representations and warranties of the Sellers and the Target Companies contained in the Agreement, subject to customary exclusions, deductibles, and other terms and conditions.

The Transaction is expected to close on March 31, 2023. The Transaction is subject to the satisfaction or waiver of customary closing conditions, including, among others: (i) the release and termination of third party guarantees and encumbrances on the Target Companies’ shares or business assets, (ii) subject to certain exceptions, the absence of any change, effect or circumstance that, when considered either individually or together, has had, or would reasonably be expected to have, a material adverse effect on the business, assets, property, condition (financial or otherwise), operations or results of operations of the business or the Target Companies (taken as a whole), (iii) the receipt of all consents required under material contracts, and (iv) the absence of any law or governmental order that has the effect of making the Transaction illegal, and no pending proceeding seeking the same. The Agreement also contains certain customary termination rights for each of the Purchaser and the Sellers.

The foregoing description of the Agreement and its terms does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, which is filed as Exhibit 2.1 to this Form 6-K and is incorporated herein by reference. The foregoing summary has been included to provide investors and security holders with information regarding the terms of the Agreement and is qualified in its entirety by the terms and conditions of the Agreement. It is not intended to provide any other factual information about the Company, Purchaser or their respective subsidiaries and affiliates. The Agreement contains representations, warranties and covenants by each of the parties to the Agreement, which were made only for purposes of the Agreement and as of specified dates. The representations, warranties and covenants in the Agreement were made solely for the benefit of the parties to the Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or any of its subsidiaries or the Businesses. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements regarding future events that are subject to the safe harbors created under the Securities Act of 1933 and the Securities Exchange Act of 1934. These statements are based on current expectations, estimates, forecasts and projections about the Businesses and the industry in which the Company operates and the beliefs and assumptions of the Company’s management. the Company uses words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “plan,” “project,” “seek,” “should,” “target,” “will,” “would,” variations of such words and similar expressions to identify forward-looking statements. Forward looking statements include, among others, statements that refer to the benefits of the Transaction; the expected impact of the Transaction on the Company’s results of operations and financial condition; the closing of the Transaction, including the satisfaction of regulatory and other closing conditions and timing thereof; and plans, objectives and strategies for future operations. Readers are cautioned that actual results could differ materially from those expressed in any forward-looking statements. Factors that could cause actual results to differ include: risks and uncertainties related to the Transaction, including the failure to obtain, or delays in obtaining, required regulatory approvals or clearances; the risk that any such approval may result in the imposition of conditions that could adversely affect the Company; the failure to satisfy any of the closing conditions to the Transaction on a timely basis or at all; any adverse impact on the business of the Company as a result of uncertainty surrounding the Transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement; the risk that the Company’s share price may decline significantly if the Transaction is not consummated; risks that the Transaction disrupts current plans and operations or diverts management’s attention from its ongoing business; the effect of the announcement of the Transaction on the ability of the Company to retain and hire key personnel and maintain relationships with its customers, suppliers and others with whom it does business; and other factors affecting the communications industry generally. In addition, please refer to the risk factors contained in the Company’s SEC filings available at www.sec.gov, including the Company’s most recent annual report on Form 20-F and quarterly reports on Form 6-K and such reports that are subsequently filed with the SEC. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update or revise any forward-looking statements for any reason.

Exhibit No.	Description of Exhibits
2.1*	Share Purchase Agreement dated as of November 14, 2022 between Venator Materials PLC and certain of its subsidiaries and Cathay Pigments Holdings Limited

* Certain exhibits and schedules to the Share Purchase Agreement have been omitted as allowed under applicable rules. The Registrant will furnish a supplemental copy of any omitted exhibits and schedule to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VENATOR MATERIALS PLC

/s/ SEAN PETTEY
Assistant Secretary

Dated: November 18, 2022